Exhibit 99.3

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2023	As at September 30, 2023
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	307,970	309,732	3,728
Intangible assets	6	43,045	38,109	459
Property, plant and equipment	4	88,659	83,086	1,000
Right-of-Use assets	5	18,702	17,043	205
Financial assets
Derivative assets	17	29	151	2
Investments	8	20,720	21,629	260
Trade receivables		863	872	10
Other financial assets	11	6,330	5,973	72
Investments accounted for using the equity method		780	761	9
Deferred tax assets		2,100	2,219	27
Non-current tax assets		11,922	10,878	131
Other non-current assets	12	13,606	10,834	130

Total non-current assets		514,726	501,287	6,033

Inventories	9	1,188	1,281	15
Financial assets
Derivative assets	17	1,844	1,999	24
Investments	8	309,232	239,847	2,887
Cash and cash equivalents	10	91,880	97,896	1,178
Trade receivables		126,350	108,146	1,302
Unbilled receivables		60,515	65,292	786
Other financial assets	11	9,096	9,155	110
Contract assets		23,001	24,464	295
Current tax assets		5,091	5,017	60
Other current assets	12	32,899	31,946	385

Total current assets		661,096	585,043	7,042

TOTAL ASSETS		1,175,822	1,086,330	13,075

EQUITY
Share capital		10,976	10,444	126
Share premium		3,689	1,732	21
Retained earnings		660,964	577,487	6,951
Share-based payment reserve		5,632	6,023	72
Special Economic Zone re-investment reserve		46,803	44,941	541
Other components of equity		53,100	58,284	702

Equity attributable to the equity holders of the Company		781,164	698,911	8,413
Non-controlling interests		589	823	10

TOTAL EQUITY		781,753	699,734	8,423

LIABILITIES
Financial liabilities
Loans and borrowings	13	61,272	61,971	746
Lease liabilities		15,953	14,796	178
Derivative liabilities	17	179	40	^
Other financial liabilities	14	2,649	1,609	19
Deferred tax liabilities		15,153	15,315	184
Non-current tax liabilities		21,777	26,048	314
Other non-current liabilities	15	9,333	11,025	133
Provisions	16	^	—	—

Total non-current liabilities		126,316	130,804	1,574

Financial liabilities
Loans, borrowings and bank overdrafts	13	88,821	94,060	1,132
Lease liabilities		8,620	8,348	100
Derivative liabilities	17	2,825	1,582	19
Trade payables and accrued expenses		89,054	78,857	949
Other financial liabilities	14	4,141	2,712	33
Contract liabilities		22,682	16,738	201
Current tax liabilities		18,846	21,372	257
Other current liabilities	15	30,215	29,873	360
Provisions	16	2,549	2,250	27

Total current liabilities		267,753	255,792	3,078

TOTAL LIABILITIES		394,069	386,596	4,652

TOTAL EQUITY AND LIABILITIES		1,175,822	1,086,330	13,075

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815
Bengaluru
October 18, 2023

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended September 30,			Six months ended September 30,
	Notes	2022	2023	2023	2022	2023	2023
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	225,397	225,159	2,710	440,683	453,469	5,458
Cost of revenues	21	(163,835)	(159,191)	(1,916)	(319,435)	(320,452)	(3,857)

Gross profit		61,562	65,968	794	121,248	133,017	1,601
Selling and marketing expenses	21	(15,140)	(18,767)	(226)	(30,499)	(35,351)	(426)
General and administrative expenses	21	(14,976)	(14,124)	(170)	(28,447)	(30,011)	(361)
Foreign exchange gains/(losses), net	23	1,057	268	3	2,091	206	2

Results from operating activities		32,503	33,345	401	64,393	67,861	816
Finance expenses	22	(2,270)	(3,033)	(37)	(4,315)	(6,119)	(74)
Finance and other income	23	4,040	4,810	58	7,730	11,352	137
Share of net profit/ (loss) of associates accounted for using the equity method		(72)	(30)	^	(87)	(27)	^

Profit before tax		34,201	35,092	422	67,721	73,067	879
Income tax expense	19	(7,710)	(8,419)	(101)	(15,641)	(17,534)	(211)

Profit for the period		26,491	26,673	321	52,080	55,533	668

Profit attributable to:
Equity holders of the Company		26,590	26,463	318	52,226	55,164	664
Non-controlling interests		(99)	210	3	(146)	369	4

Profit for the period		26,491	26,673	321	52,080	55,533	668

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		4.86	5.06	0.06	9.55	10.30	0.12
Diluted		4.85	5.04	0.06	9.52	10.27	0.12
Weighted average number of equity shares used in computing earnings per equity share
Basic		5,476,167,685	5,232,867,366	5,232,867,366	5,473,962,200	5,357,394,940	5,357,394,940
Diluted		5,484,785,054	5,245,641,198	5,245,641,198	5,486,081,940	5,370,078,563	5,370,078,563

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815
Bengaluru
October 18, 2023

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2022	2023	2023	2022	2023	2023
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	26,491	26,673	321	52,080	55,533	668
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	295	51	^	607	6	^
Net change in fair value of investment in equity instruments measured at fair value through OCI	180	(124)	(1)	1,513	(108)	(1)

	475	(73)	(1)	2,120	(102)	(1)

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	3,027	1,824	22	8,658	1,462	18
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	(23)	(183)	(2)	(23)	(181)	(2)
Net change in time value of option contracts designated as cash flow hedges	(55)	211	3	(301)	251	3
Net change in intrinsic value of option contracts designated as cash flow hedges	(121)	(311)	(4)	(327)	201	2
Net change in fair value of forward contracts designated as cash flow hedges	(517)	(62)	(1)	(1,500)	1,586	19
Net change in fair value of investment in debt instruments measured at fair value through OCI	148	297	4	(3,954)	1,336	16

	2,459	1,776	22	2,553	4,655	56

Total other comprehensive income, net of taxes	2,934	1,703	21	4,673	4,553	56

Total comprehensive income for the period	29,425	28,376	342	56,753	60,086	724

Total comprehensive income attributable to:
Equity holders of the Company	29,512	28,169	340	56,863	59,809	721
Non-controlling interests	(87)	207	2	(110)	277	3

	29,425	28,376	342	56,753	60,086	724

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815
Bengaluru
October 18, 2023

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Special Economic Zone re-investment reserve	Other components of equity			Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve		Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)
As at April 1, 2022	5,482,070,115	10,964	1,566	551,252	5,258	47,061	26,850	1,477	13,730	658,158	515	658,673
Adjustment on adoption of amendments to IAS 37	—	—	—	(51)	—	—	—	—	—	(51)	—	(51)

Adjusted balance as at April 1, 2022	5,482,070,115	10,964	1,566	551,201	5,258	47,061	26,850	1,477	13,730	658,107	515	658,622

Comprehensive income for the period
Profit for the period		—	—	52,226	—	—	—	—	—	52,226	(146)	52,080
Other comprehensive income		—	—	—	—	—	8,599	(2,128)	(1,834)	4,637	36	4,673

Total comprehensive income for the period		—	—	52,226	—	—	8,599	(2,128)	(1,834)	56,863	(110)	56,753

Issue of equity shares on exercise of options	3,471,525	7	1,101	—	(1,101)	—	—	—	—	7	—	7
Issue of shares by controlled trust on exercise of options (1)		—	—	912	(912)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment		—	—	6	2,574	—	—	—	—	2,580	—	2,580
Transferred to Special Economic Zone re-investment reserve		—	—	(1,343)	—	1,343	—	—	—	—	—	—
Others		—	—	—	—	—	—	—	—	—	(77)	(77)

Other transactions for the period	3,471,525	7	1,101	(425)	561	1,343	—	—	—	2,587	(77)	2,510

As at September 30, 2022	5,485,541,640	10,971	2,667	603,002	5,819	48,404	35,449	(651)	11,896	717,557	328	717,885

(1)

Includes 11,573,848 treasury shares held as at September 30, 2022 by a controlled trust. 3,115,881 shares have been transferred by the controlled trust to eligible employees on exercise of options during the six months ended September 30, 2022.

(2)	Refer to Note 18
(3)	Refer to Note 17

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Special Economic Zone re-investment reserve	Other components of equity			Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve		Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)
As at April 1, 2023	5,487,917,741	10,976	3,689	660,964	5,632	46,803	43,255	(1,403)	11,248	781,164	589	781,753
Comprehensive income for the period
Profit for the period	—	—	—	55,164	—	—	—	—	—	55,164	369	55,533
Other comprehensive income	—	—	—	—	—	—	1,271	2,038	1,336	4,645	(92)	4,553

Total comprehensive income for the period	—	—	—	55,164	—	—	1,271	2,038	1,336	59,809	277	60,086

Issue of equity shares on exercise of options	3,545,482	7	1,811	—	(1,811)	—	—	—	—	7	—	7
Issue of shares by controlled trust on exercise of options (1)	—	—	—	897	(897)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	5	3,099	—	—	—	—	3,104	—	3,104
Transferred from Special Economic Zone re-investment reserve	—	—	—	1,862	—	(1,862)	—	—	—	—	—	—
Buyback of equity shares, including tax thereon (4)	(269,662,921)	(539)	(3,768)	(141,015)	—	—	—	—	539	(144,783)	—	(144,783)
Transaction cost related to buyback of equity shares (4)	—	—	—	(390)	—	—	—	—	—	(390)	—	(390)
Others	—	—	—	—	—	—	—	—	—	—	(43)	(43)

Other transactions for the period	(266,117,439)	(532)	(1,957)	(138,641)	391	(1,862)	—	—	539	(142,062)	(43)	(142,105)

As at September 30, 2023	5,221,800,302	10,444	1,732	577,487	6,023	44,941	44,526	635	13,123	698,911	823	699,734

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		126	21	6,951	72	541	536	8	158	8,413	10	8,423

(1)

Includes 7,310,222 treasury shares held as at September 30, 2023 by a controlled trust. 2,585,614 shares have been transferred by the controlled trust to eligible employees on exercise of options during the six months ended September 30, 2023.

(2)	Refer to Note 18
(3)	Refer to Note 17
(4)	Refer to Note 29

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815
Bengaluru
October 18, 2023

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Six months ended September 30,
	2022	2023	2023
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities
Profit for the period	52,080	55,533	668
Adjustments to reconcile profit for the period to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(148)	(2,242)	(27)
Depreciation, amortization and impairment expense	15,707	16,350	197
Unrealized exchange (gain)/loss, net and exchange (gain)/loss on borrowings	1,406	836	10
Share-based compensation expense	2,574	3,099	37
Share of net loss of associates accounted for using equity method	87	27	^
Income tax expense	15,641	17,534	211
Finance and other income, net of finance expenses	(3,415)	(5,233)	(63)
Gain on derecognition of contingent consideration payable	(271)	(506)	(6)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	(4,971)	18,352	221
Unbilled receivables and contract assets	(3,861)	(5,937)	(71)
Inventories	(664)	(92)	(1)
Other assets	(3,242)	6,498	78
Trade payables, accrued expenses, other liabilities and provisions	(2,783)	(11,260)	(136)
Contract liabilities	(2,929)	(5,928)	(71)

Cash generated from operating activities before taxes	65,211	87,031	1,047
Income taxes paid, net	(15,418)	(10,885)	(131)

Net cash generated from operating activities	49,793	76,146	916

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(8,737)	(4,184)	(50)
Proceeds from disposal of property, plant and equipment	181	4,223	51
Payment for purchase of investments	(382,779)	(465,185)	(5,599)
Proceeds from sale of investments	347,617	535,473	6,445
Proceeds from restricted interim dividend account	27,410	—	—
Payment for business acquisitions including deposits and escrow, net of cash acquired	(46,341)	—	—
Interest received	6,151	11,274	136
Dividend received	2	2	^

Net cash generated from/(used in) investing activities	(56,496)	81,603	983

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	7	7	^
Repayment of loans and borrowings	(79,298)	(43,750)	(527)
Proceeds from loans and borrowings	91,617	48,750	587
Payment of lease liabilities	(4,927)	(5,172)	(62)
Payment for deferred contingent consideration	(1,169)	(1,289)	(16)
Interest and finance expenses paid	(3,458)	(4,850)	(58)
Payment of dividend	(27,337)	—	—
Payment for buyback of equity shares, including tax and transaction cost	—	(145,173)	(1,747)

Net cash used in financing activities	(24,565)	(151,477)	(1,823)

Net increase/(decrease) in cash and cash equivalents during the period	(31,268)	6,272	75
Effect of exchange rate changes on cash and cash equivalents	456	(259)	(3)
Cash and cash equivalents at the beginning of the period	103,833	91,861	1,106

Cash and cash equivalents at the end of the period (Note 10)	73,021	97,874	1,178

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
October 18, 2023

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on October 18, 2023.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2023. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the interim condensed consolidated statements of income, interim condensed consolidated statements of comprehensive income and interim condensed consolidated statements of financial position. These items are disaggregated separately in the notes to the interim condensed consolidated financial statements, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2023.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous period figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three and six months ended September 30, 2023, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 83.08 as published by Federal Reserve Board of Governors on September 30, 2023. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the interim condensed consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in the interim condensed consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive (the “Transaction Price”). The Company allocates the Transaction Price to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill recognized on business combination is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of goodwill or a cash generating unit to which goodwill pertains, is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

d)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

h)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

i)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2023, for a discussion of the Company’s other material accounting policy information except for the adoption of new accounting standards, amendments and interpretations effective on or after April 1, 2023.

i.	New amendment adopted by the Company effective from April 1, 2023:

Amendments to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023, and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 1 did not have any material impact on the interim condensed consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On October 31, 2022, IASB issued ‘Non-current Liabilities with Covenants (Amendments to IAS 1)’. The amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for reporting periods beginning on or after January 1, 2024, with earlier application permitted. The adoption of these amendments to IAS 1 did not have any material impact on the interim condensed consolidated financial statements.

Amendments to IAS 12 – Income Taxes

On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The adoption of these amendments to IAS 12 did not have any material impact on the interim condensed consolidated financial statements.

Amendments to IFRS 16 – Leases

On September 22, 2022, IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ that specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment is intended to improve the requirements for sale and leaseback transactions in IFRS 16 and will not change the accounting for leases unrelated to sale and leaseback transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2024, and are to be applied retrospectively, with earlier application permitted. The adoption of these amendments to IFRS 16 did not have any material impact on the interim condensed consolidated financial statements.

ii.	New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2023 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendments to IAS 12 – Income Taxes

On 23 May 2023, the IASB issued International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12 “Income Taxes” to clarify the application of IAS 12 to income taxes arising from tax law enacted or substantively enacted to implement the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes). The Amendments introduced:

•	a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and

•

disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023. The Company is currently evaluating the impact of these amendments on the interim condensed consolidated financial statements.

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates

On August 15, 2023, IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ that clarifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of amendments to IAS 21 is not expected to have any material impact on the interim condensed consolidated financial statements.

Amendments to IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments

On 25 May 2023, IASB issued ‘Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)’, that require companies to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the companies liabilities and cash flows and on the companies exposure to liquidity risk. These amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. The Company is currently evaluating the impact of these amendments on the interim condensed consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment (1)		Furniture fixtures		Office equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2022	₹	4,813	₹	40,686	₹	123,471	₹	15,386	₹	7,259	₹	317	₹	191,932
Additions		—		54		6,390		674		181		3		7,302
Additions through Business combinations		—		7		357		6		—		3		373
Disposals		(3)		(47)		(1,361)		(71)		(8)		(1)		(1,491)
Translation adjustment		(9)		(60)		307		(6)		(19)		—		213

As at September 30, 2022	₹	4,801	₹	40,640	₹	129,164	₹	15,989	₹	7,413	₹	322	₹	198,329
Accumulated depreciation/ impairment:
As at April 1, 2022	₹	—	₹	10,003	₹	90,465	₹	10,814	₹	5,743	₹	297	₹	117,322
Depreciation and impairment		—		618		6,777		804		293		4		8,496
Disposals		—		(40)		(1,298)		(70)		(7)		(1)		(1,416)
Translation adjustment		—		(9)		353		9		(13)		—		340

As at September 30, 2022	₹	—	₹	10,572	₹	96,297	₹	11,557	₹	6,016	₹	300	₹	124,742
Capital work-in-progress													₹	17,666

Net carrying value including Capital work-in-progress as at September 30, 2022													₹	91,253

Gross carrying value:
As at April 1, 2022	₹	4,813	₹	40,686	₹	123,471	₹	15,386	₹	7,259	₹	317	₹	191,932
Additions		40		7,269		12,191		3,917		964		7		24,388
Additions through Business combinations		—		7		357		6		—		3		373
Disposals		(3)		(435)		(20,016)		(1,325)		(474)		(168)		(22,421)
Translation adjustment		10		173		1,729		102		69		2		2,085

As at March 31, 2023	₹	4,860	₹	47,700	₹	117,732	₹	18,086	₹	7,818	₹	161	₹	196,357
Accumulated depreciation/ impairment:
As at April 1, 2022	₹	—	₹	10,003	₹	90,465	₹	10,814	₹	5,743	₹	297	₹	117,322
Depreciation and impairment		—		1,217		13,305		1,794		600		10		16,926
Disposals		—		(395)		(19,655)		(1,158)		(463)		(163)		(21,834)
Translation adjustment		—		102		1,386		70		48		1		1,607

As at March 31, 2023	₹	—	₹	10,927	₹	85,501	₹	11,520	₹	5,928	₹	145	₹	114,021
Capital work-in-progress													₹	6,323

Net carrying value including Capital work-in-progress as at March 31, 2023													₹	88,659

Gross carrying value:
As at April 1, 2023	₹	4,860	₹	47,700	₹	117,732	₹	18,086	₹	7,818	₹	161	₹	196,357
Additions		—		392		2,070		705		125		2		3,294
Disposals		(486)		(805)		(5,922)		(886)		(236)		(122)		(8,457)
Translation adjustment		(3)		(1)		(38)		(13)		(18)		^		(73)

As at September 30, 2023	₹	4,371	₹	47,286	₹	113,842	₹	17,892	₹	7,689	₹	41	₹	191,121
Accumulated depreciation/ impairment:
As at April 1, 2023	₹	—	₹	10,927	₹	85,501	₹	11,520	₹	5,928	₹	145	₹	114,021
Depreciation and impairment		—		726		5,902		1,071		322		4		8,025
Disposals		—		(342)		(5,003)		(852)		(230)		(122)		(6,549)
Translation adjustment		—		1		(12)		(4)		(12)		^		(27)

As at September 30, 2023	₹	—	₹	11,312	₹	86,388	₹	11,735	₹	6,008	₹	27	₹	115,470
Capital work-in-progress													₹	7,435

Net carrying value including Capital work-in-progress as at September 30, 2023													₹	83,086

^	Value is less than 1
(1)	Including net carrying value of computer equipment and software amounting to ₹24,873, ₹22,425 and ₹18,177, as at September 30, 2022, March 31, 2023 and September 30, 2023, respectively.

5. Right-of-Use assets

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment (1)		Vehicles		Total
Gross carrying value:
As at April 1, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686
Additions		—		3,433		314		88		3,835
Additions through Business combinations		—		201		—		—		201
Disposals		—		(1,962)		—		(152)		(2,114)
Translation adjustment		—		(101)		(35)		(33)		(169)

As at September 30, 2022	₹	1,278	₹	27,564	₹	2,790	₹	807	₹	32,439
Accumulated depreciation:
As at April 1, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816
Depreciation		9		2,786		273		124		3,192
Disposals		—		(1,713)		—		(122)		(1,835)
Translation adjustment		—		(27)		4		(19)		(42)

As at September 30, 2022	₹	67	₹	10,722	₹	1,789	₹	553	₹	13,131

Net carrying value as at September 30, 2022									₹	19,308

Gross carrying value:
As at April 1, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686
Additions		—		6,015		1,109		236		7,360
Additions through Business combinations		—		201		—		—		201
Disposals		—		(5,085)		(1,160)		(317)		(6,562)
Translation adjustment		—		822		120		42		984

As at March 31, 2023	₹	1,278	₹	27,946	₹	2,580	₹	865	₹	32,669
Accumulated depreciation:
As at April 1, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816
Depreciation		19		5,651		614		238		6,522
Disposals		—		(3,564)		(1,003)		(263)		(4,830)
Translation adjustment		—		364		69		26		459

As at March 31, 2023	₹	77	₹	12,127	₹	1,192	₹	571	₹	13,967

Net carrying value as at March 31, 2023									₹	18,702

Gross carrying value:
As at April 1, 2023	₹	1,278	₹	27,946	₹	2,580	₹	865	₹	32,669
Additions		—		2,408		233		113		2,754
Disposals		—		(2,442)		(629)		(158)		(3,229)
Translation adjustment		—		(73)		^		(12)		(85)

As at September 30, 2023	₹	1,278	₹	27,839	₹	2,184	₹	808	₹	32,109
Accumulated depreciation:
As at April 1, 2023	₹	77	₹	12,127	₹	1,192	₹	571	₹	13,967
Depreciation		9		2,708		221		93		3,031
Disposals		—		(1,179)		(554)		(136)		(1,869)
Translation adjustment		—		(49)		(7)		(7)		(63)

As at September 30, 2023	₹	86	₹	13,607	₹	852	₹	521	₹	15,066

Net carrying value as at September 30, 2023									₹	17,043

^	Value is less than 1
(1)	Comprised of net carrying value of computer equipment.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the period ended
	March 31, 2023		September 30, 2023
Balance at the beginning of the period	₹	246,989	₹	307,970
Translation adjustment		20,335		2,251
Acquisition through Business combinations(1)		40,687		(489)
Disposals		(41)		—

Balance at the end of the period	₹	307,970	₹	309,732

(1)

Acquisition through business combinations for the year ended March 31, 2023 and six months ended September 30, 2023 is after considering the impact of ₹ 57 and ₹ 489 towards measurement period changes in purchase price allocation of acquisitions made during the year ended March 31, 2022 and 2023, respectively.

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing-related		Total
Gross carrying value:
As at April 1, 2022	₹	43,366	₹	11,428	₹	54,794
Acquisition through Business combinations		5,480		482		5,962
Deductions/adjustments (1)		(39)		—		(39)
Translation adjustment		2,713		720		3,433

As at September 30, 2022	₹	51,520	₹	12,630	₹	64,150
Accumulated amortization/ impairment:
As at April 1, 2022	₹	9,483	₹	1,756	₹	11,239
Amortization and impairment		3,111		908		4,019
Translation adjustment		486		99		585

As at September 30, 2022	₹	13,080	₹	2,763	₹	15,843

Net carrying value as at September 30, 2022	₹	38,440	₹	9,867	₹	48,307

Gross carrying value:
As at April 1, 2022	₹	43,366	₹	11,428	₹	54,794
Acquisition through Business combinations		5,602		482		6,084
Deductions/adjustments (1)		(2,555)		(862)		(3,417)
Translation adjustment		3,400		876		4,276

As at March 31, 2023	₹	49,813	₹	11,924	₹	61,737
Accumulated amortization/ impairment:
As at April 1, 2022	₹	9,483	₹	1,756	₹	11,239
Amortization and impairment (2)		7,718		2,236		9,954
Deductions/adjustments		(2,519)		(862)		(3,381)
Translation adjustment		735		145		880

As at March 31, 2023	₹	15,417	₹	3,275	₹	18,692

Net carrying value as at March 31, 2023	₹	34,396	₹	8,649	₹	43,045

Gross carrying value:
As at April 1, 2023	₹	49,813	₹	11,924	₹	61,737
Translation adjustment		431		111		542

As at September 30, 2023	₹	50,244	₹	12,035	₹	62,279
Accumulated amortization/ impairment:
As at April 1, 2023	₹	15,417	₹	3,275	₹	18,692
Amortization and impairment (2) (3)		4,393		901		5,294
Translation adjustment		152		32		184

As at September 30, 2023	₹	19,962	₹	4,208	₹	24,170

Net carrying value as at September 30, 2023	₹	30,282	₹	7,827	₹	38,109

(1)

Includes ₹ 39 and ₹ 36 for the period ended September 30, 2022 and March 31, 2023 respectively, towards measurement period adjustment in customer-related intangible in an acquisition completed during the year ended March 31, 2022.

(2)

During the year ended March 31, 2023, and six months ended September 30, 2023, decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 1,816 for the year ended March 31, 2023 and ₹ 437 for the three and six months ended September 30, 2023, as part of amortization and impairment.

(3)

Due to change in our estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of ₹ 1,211 for the three and six months ended September 30, 2023, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Business combinations

Rizing Intermediate Holdings, Inc. and its subsidiaries (“Rizing”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia. The acquisition was consummated on May 20, 2022, for total cash consideration of ₹ 43,845. During the six months ended September 30, 2023, the Company finalized the purchase price allocation as below.

Description	Amount
Net assets	₹	4,425
Fair value of customer-related intangibles		3,894
Fair value of marketing-related intangibles		482
Deferred tax liabilities on intangible assets		(1,750)

Total	₹	7,051
Goodwill		36,794

Total purchase price	₹	43,845

Net Assets include:
Cash and cash equivalents	₹	2,114
Fair value of acquired trade receivables included in net assets	₹	3,220
Gross contractual amount of acquired trade receivables	₹	3,233
Less: Allowance for lifetime expected credit loss		(13)

The goodwill of ₹ 36,794 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

8. Investments

	As at
	March 31, 2023		September 30, 2023
Non-current
Financial instruments at FVTPL
Equity instruments	₹	3,773	₹	4,040
Fixed maturity plan mutual funds		1,300		1,342
Financial instruments at FVTOCI
Equity instruments		15,647		15,745
Financial instruments at amortized cost
Inter corporate and term deposits		^		502

	₹	20,720	₹	21,629
Current
Financial instruments at FVTPL
Short-term mutual funds	₹	40,262	₹	54,790
Financial instruments at FVTOCI
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		245,195		165,391
Financial instruments at amortized cost
Inter corporate and term deposits (1)		23,775		19,666

	₹	309,232	₹	239,847

	₹	329,952	₹	261,476

^	Value is less than 1
(1)

These deposits earn a fixed rate of interest. Term deposits include current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ 123 (March 31, 2023: ₹ 653).

9. Inventories

	As at
	March 31, 2023		September 30, 2023
Stores and spare parts	₹	30	₹	30
Finished and traded goods		1,158		1,251

	₹	1,188	₹	1,281

10. Cash and cash equivalents

	As at
	March 31, 2023		September 30, 2023
Cash and bank balances	₹	60,417	₹	65,595
Demand deposits with banks (1)		31,463		32,301

	₹	91,880	₹	97,896

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at
	September 30, 2022		September 30, 2023
Cash and cash equivalents	₹	73,023	₹	97,896
Bank overdrafts		(2)		(22)

	₹	73,021	₹	97,874

11. Other financial assets

	As at
	March 31, 2023		September 30, 2023
Non-current
Security deposits	₹	1,566	₹	1,170
Finance lease receivables		4,742		4,801
Others		22		2

	₹	6,330	₹	5,973
Current
Security deposits	₹	1,549	₹	1,895
Dues from officers and employees		735		737
Interest receivables		386		927
Finance lease receivables		5,672		5,354
Others		754		242

	₹	9,096	₹	9,155

	₹	15,426	₹	15,128

12. Other assets

	As at
	March 31, 2023		September 30, 2023
Non-current
Prepaid expenses	₹	5,375	₹	3,590
Costs to obtain contract (1)		2,936		2,667
Costs to fulfil contract (2)		261		234
Others		5,034		4,343

	₹	13,606	₹	10,834
Current
Prepaid expenses	₹	19,164	₹	21,084
Dues from officers and employees		799		460
Advance to suppliers		2,506		1,667
Balance with GST and other authorities		7,929		6,078
Costs to obtain contract (1)		978		931
Costs to fulfil contract (2)		59		60
Others		1,464		1,666

	₹	32,899	₹	31,946

	₹	46,505	₹	42,780

(1)

Costs to obtain contract amortization of ₹ 226 and ₹ 244 during the three months ended September 30, 2022 and 2023 respectively, ₹ 440 and ₹ 572 during the six months ended September 30, 2022 and 2023 respectively.

(2)

Costs to fulfil contract amortization of ₹ 14 and ₹ 15 during the three months ended September 30, 2022 and 2023 respectively, ₹ 28 and ₹ 30 during the six months ended September 30, 2022 and 2023 respectively

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2023		September 30, 2023
Non-current
Unsecured Notes 2026	₹	61,272	₹	61,971

	₹	61,272	₹	61,971
Current
Borrowings from banks	₹	88,745	₹	93,981
Loans from institutions other than banks		57		57
Bank overdrafts		19		22

	₹	88,821	₹	94,060

	₹	150,093	₹	156,031

14. Other financial liabilities

	As at
	March 31, 2023		September 30, 2023
Non-current
Contingent consideration (Refer to Note 17)	₹	1,545	₹	548
Deposits and others		1,104		1,061

	₹	2,649	₹	1,609
Current
Contingent consideration (Refer to Note 17)	₹	1,508	₹	719
Advance from customers		1,373		403
Cash settled ADS RSUs		6		3
Capital creditors		215		432
Deposits and others		1,039		1,155

	₹	4,141	₹	2,712

	₹	6,790	₹	4,321

15. Other liabilities

	As at
	March 31, 2023		September 30, 2023
Non-current
Employee benefits obligations	₹	2,947	₹	3,354
Others		6,386		7,671

	₹	9,333	₹	11,025
Current
Employee benefits obligations	₹	15,885	₹	16,632
Statutory and other liabilities		13,155		12,104
Advance from customers and others		645		461
Others		530		676

	₹	30,215	₹	29,873

	₹	39,548	₹	40,898

16. Provisions

	As at
	March 31, 2023		September 30, 2023
Non-current
Provision for warranty	₹	^	₹	—

	₹	^	₹	—
Current
Provision for onerous contracts	₹	1,590	₹	1,663
Provision for warranty		456		228
Others		503		359

	₹	2,549	₹	2,250

	₹	2,549	₹	2,250

^	Value is less than 1

17.	Financial instruments:

Derivative assets and liabilities:

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

							(in million)
	As at
	March 31, 2023				September 30, 2023
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	977	₹	(262)	USD	1,255	₹	2
		€94	₹	(497)		€47	₹	154
		£138	₹	(728)		£89	₹	(1)
	AUD	89	₹	9	AUD	41	₹	92
Range forward option contracts	USD	1,157	₹	(19)	USD	896	₹	160
		€49	₹	(112)		€131	₹	162
		£60	₹	(69)		£66	₹	70
	AUD	34	₹	29	AUD	68	₹	28
Interest rate swaps	INR	4,750	₹	(113)	INR	5,000	₹	(114)
	USD	—	₹	—	USD	225	₹	379
Non-designated derivative instruments
Sell: Forward contracts (1)	USD	1,550	₹	736	USD	1,607	₹	(574)
		€171	₹	(176)		€193	₹	120
		£129	₹	(100)		£129	₹	109
	AUD	56	₹	69	AUD	52	₹	9
	SGD	14	₹	1	SGD	9	₹	9
	ZAR	43	₹	(7)	ZAR	142	₹	(12)
	CAD	69	₹	(25)	CAD	29	₹	(3)
	SAR	147	₹	(6)	SAR	238	₹	(4)
	CHF	9	₹	5	CHF	2	₹	4
	QAR	4	₹	(2)	QAR	—	₹	—
	TRY	30	₹	(1)	TRY	86	₹	1
	NOK	13	₹	6	NOK	—	₹	—
	OMR	1	₹	^	OMR	3	₹	(1)
	SEK	3	₹	^	SEK	—	₹	—
	JPY	784	₹	6	JPY	1,489	₹	19
	DKK	33	₹	(4)	DKK	33	₹	2
	AED	20	₹	^	AED	24	₹	^
	CNH	1	₹	^	CNH	1	₹	^
	PLN	—	₹	—	PLN	9	₹	1
	BDT	—	₹	—	BDT	757	₹	(34)
	MXN	—	₹	—	MXN	33	₹	1
	COP	—	₹	—	COP	10,339	₹	(5)
Buy: Forward contracts	AED	5	₹	^	AED	—	₹	—
	NOK	12	₹	^	NOK	12	₹	2
	QAR	4	₹	2	QAR	11	₹	4
	ZAR	7	₹	1	ZAR	51	₹	(2)
	PLN	26	₹	13	PLN	30	₹	(34)
	SEK	—	₹	—	SEK	39	₹	5
	JPY	—	₹	—	JPY	261	₹	(3)
	USD	—	₹	—	USD	86	₹	6
	CHF	—	₹	—	CHF	2	₹	(8)
	TWD	—	₹	—	TWD	67	₹	(2)
	BRL	—	₹	—	BRL	11	₹	(1)
	RON	—	₹	—	RON	60	₹	(7)
	CAD	—	₹	—	CAD	15	₹	(5)
		€—	₹	—		€13	₹	(1)
Range forward option contracts	USD	30	₹	31	USD	—	₹	—
Interest rate swaps	USD	200	₹	82	USD	—	₹	—

			₹	(1,131)			₹	528

^	Value is less than 1
(1)	USD 1,550 and USD 1607 includes USD/PHP sell forward of USD 77 and USD 137 as at March 31, 2023 and September 30, 2023, respectively.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Six months ended September 30,
	2022		2023
Balance as at the beginning of the period	₹	1,943	₹	(1,762)
Changes in fair value of effective portion of derivatives		(1,569)		1,206
Deferred cancellation gain/(loss), net		—		12
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions (1)		(1,160)		1,488
Ineffective portion of derivative instruments classified to consolidated statement of income		—		(86)

Gain/(loss) on cash flow hedging derivatives, net	₹	(2,729)	₹	2,620
Translation (gain)/loss		(6)		(2)

Balance as at the end of the period	₹	(792)	₹	856
Deferred tax thereon		141		(221)

Balance as at the end of the period, net of deferred tax	₹	(651)	₹	635

(1)

Includes net (gain)/loss reclassified to revenue of ₹ (640) and ₹ 1291 for the six months ended September 30, 2022, and 2023, respectively and net (gain)/loss reclassified to cost of revenues of ₹ (520) and ₹ 197 for the six months ended September 30, 2022, and 2023, respectively.

As at September 30, 2022 and 2023, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2023 and September 30, 2023, the carrying value of such receivables, net of allowances approximates the fair value. The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield of Unsecured Notes 2026 as of September 30, 2023 is 5.749%.

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfer between Level 1, 2 and 3 during the year ended March 31, 2023 and six months ended September 30, 2023.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at
	March 31, 2023								September 30, 2023
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	772	₹	—	₹	772	₹	—	₹	1,439	₹	—	₹	1,439	₹	—
Others		1,101		—		1,101		—		711		—		711		—
Investments:
Short-term mutual funds		40,262		40,262		—		—		54,790		54,790				—
Fixed maturity plan mutual funds		1,300		—		1,300		—		1,342		—		1,342		—
Equity instruments		19,420		99		—		19,321		19,785		83		—		19,702
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		245,195		1,256		243,939		—		165,391		1,263		164,128		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(2,534)	₹	—	₹	(2,534)	₹	—	₹	(593)	₹	—	₹	(593)	₹	—
Others		(470)		—		(470)		—		(1,029)		—		(1,029)		—
Contingent consideration		(3,053)		—		—		(3,053)		(1,267)		—		—		(1,267)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at September 30, 2023, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in fixed maturity plan mutual funds: Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market approach primarily based on market multiples method.

Details of assets and liabilities considered under Level 3 classification

	As at
Investment in equity instruments	March 31, 2023		September 30, 2023
Balance at the beginning of the period	₹	16,324	₹	19,321
Additions		2,093		592
Disposals (1)		(632)		(268)
Unrealized gain/(loss) recognized in statement of income		(2)		(4)
Gain/(loss) recognized in other comprehensive income		291		(113)
Translation adjustment		1,247		174

Balance at the end of the period	₹	19,321	₹	19,702

(1)

During the year ended March 31, 2023, the Company sold its shares in Vicarious FPC, Inc. and Harte Hanks Inc. at a fair value of ₹ 1,150 and recognized a cumulative gain of ₹ 30 in other comprehensive income.

During the period ended September 30, 2023, the Company sold its shares in Moogsoft (Herd) Inc. at a fair value of ₹ 152 and recognized a cumulative gain of ₹ 8 in other comprehensive income.

	As at
Contingent consideration	March 31, 2023		September 30, 2023
Balance at the beginning of the period	₹	(4,329)	₹	(3,053)
Additions		(1,662)		—
Reversals (1)		1,671		506
Payouts		1,784		1,289
Finance (expense)/writeback recognized in statement of income		(131)		9
Translation adjustment		(386)		(18)

Balance at the end of the period	₹	(3,053)	₹	(1,267)

(1)	Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

18. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Six months ended September 30,
	2022		2023
Balance at the beginning of the period	₹	26,850	₹	43,255
Translation difference related to foreign operations, net		8,622		1,452
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income		(23)		(181)

Balance at the end of the period	₹	35,449	₹	44,526

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve
As at April 1, 2022	₹	(498)	₹	3,018	₹	10,088	₹	1,122
Other comprehensive income		607		(3,954)		1,513		—
As at September 30, 2022	₹	109	₹	(936)	₹	11,601	₹	1,122
As at April 1, 2023	₹	(548)	₹	(119)	₹	10,793	₹	1,122
Other comprehensive income		108		1,336		(108)		—
Buyback of equity shares		—		—		—		539
As at September 30, 2023	₹	(440)	₹	1,217	₹	10,685	₹	1,661

19. Income taxes

	Three months ended September 30,				Six months ended September 30,
	2022		2023		2022		2023
Income tax expense as per the interim condensed consolidated statement of income	₹	7,710	₹	8,419	₹	15,641	₹	17,534
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		(14)		34		(407)		196
Gains/(losses) on cash flow hedging derivatives		(154)		(46)		(607)		580
Remeasurements of the defined benefit plans		54		10		149		43

	₹	7,596	₹	8,417	₹	14,776	₹	18,353

Income tax expense consists of the following:

	Three months ended September 30,				Six months ended September 30,
	2022		2023		2022		2023
Current taxes	₹	8,570	₹	9,286	₹	17,599	₹	18,421
Deferred taxes		(860)		(867)		(1,958)		(887)

	₹	7,710	₹	8,419	₹	15,641	₹	17,534

Income tax expenses are net of reversal of taxes pertaining to earlier periods, amounting to ₹ 224 and ₹ 109 for the three months ended September 30, 2022 and 2023, and ₹ 292 and ₹ 736 for the six months ended September 30, 2022 and 2023, respectively.

For the three and six months ended September 30, 2023, the Company has applied mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules under International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12.

20. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment (Refer to Note 27 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Effective April 1, 2023, the Company has reorganized its segments by merging India State Run Enterprises (“ISRE”) segment as part of its APMEA SMU within IT Services segment. Comparative period disaggregated revenue information has been restated to give effect to this change.

Information on disaggregation of revenues for the three months ended September 30, 2022 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	65,080	₹	69,710	₹	62,358	₹	27,000	₹	224,148	₹	—	₹	224,148
Sale of products		—		—		—		—		—		1,249		1,249

	₹	65,080	₹	69,710	₹	62,358	₹	27,000	₹	224,148	₹	1,249	₹	225,397

B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,301	₹	43,158	₹	25,201	₹	9,334	₹	78,994
Health		20,004		69		4,495		1,029		25,597
Consumer		27,732		996		9,158		4,676		42,562
Communications		3,481		363		3,366		3,622		10,832
Energy, Natural Resources and Utilities		195		9,668		9,576		5,518		24,957
Manufacturing		50		8,500		5,975		929		15,454
Technology		12,317		6,956		4,587		1,892		25,752

	₹	65,080	₹	69,710	₹	62,358	₹	27,000	₹	224,148	₹	1,249	₹	225,397

C. Revenue by nature of contract
Fixed price and volume based	₹	37,312	₹	35,121	₹	34,876	₹	15,908	₹	123,217	₹	—	₹	123,217
Time and materials		27,768		34,589		27,482		11,092		100,931		—		100,931
Products		—		—		—		—		—		1,249		1,249

	₹	65,080	₹	69,710	₹	62,358	₹	27,000	₹	224,148	₹	1,249	₹	225,397

Information on disaggregation of revenues for the three months ended September 30, 2023 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	66,735	₹	66,837	₹	63,892	₹	26,226	₹	223,690	₹	—	₹	223,690
Sale of products		—		—		—		—		—		1,469		1,469

	₹	66,735	₹	66,837	₹	63,892	₹	26,226	₹	223,690	₹	1,469	₹	225,159

B. Revenue by sector
Banking, Financial Services and Insurance	₹	676	₹	41,155	₹	24,408	₹	8,886	₹	75,125
Health		22,813		26		4,281		1,347		28,467
Consumer		25,503		1,220		10,782		4,251		41,756
Communications		3,065		314		2,953		3,323		9,655
Energy, Natural Resources and Utilities		193		10,232		9,993		5,466		25,884
Manufacturing		17		7,937		6,619		1,085		15,658
Technology		14,468		5,953		4,856		1,868		27,145

	₹	66,735	₹	66,837	₹	63,892	₹	26,226	₹	223,690	₹	1,469	₹	225,159

C. Revenue by nature of contract
Fixed price and volume based	₹	37,936	₹	34,331	₹	36,929	₹	15,770	₹	124,966	₹	—	₹	124,966
Time and materials		28,799		32,506		26,963		10,456		98,724		—		98,724
Products		—		—		—		—		—		1,469		1,469

	₹	66,735	₹	66,837	₹	63,892	₹	26,226	₹	223,690	₹	1,469	₹	225,159

Information on disaggregation of revenues for the six months ended September 30, 2022 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	126,520	₹	136,010	₹	122,315	₹	52,643	₹	437,488	₹	—	₹	437,488
Sale of products		—		—		—		—		—		3,195		3,195

	₹	126,520	₹	136,010	₹	122,315	₹	52,643	₹	437,488	₹	3,195	₹	440,683

B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,386	₹	84,146	₹	49,737	₹	18,428	₹	154,697
Health		39,448		111		8,424		1,913		49,896
Consumer		53,453		1,892		17,978		8,869		82,192
Communications		6,673		704		6,500		7,505		21,382
Energy, Natural Resources and Utilities		412		18,941		18,880		10,504		48,737
Manufacturing		67		16,343		11,558		1,833		29,801
Technology		24,081		13,873		9,238		3,591		50,783

	₹	126,520	₹	136,010	₹	122,315	₹	52,643	₹	437,488	₹	3,195	₹	440,683

C. Revenue by nature of contract
Fixed price and volume based	₹	73,196	₹	68,980	₹	68,853	₹	31,132	₹	242,161	₹	—	₹	242,161
Time and material		53,324		67,030		53,462		21,511		195,327		—		195,327
Products		—		—		—		—		—		3,195		3,195

	₹	126,520	₹	136,010	₹	122,315	₹	52,643	₹	437,488	₹	3,195	₹	440,683

Information on disaggregation of revenues for the six months ended September 30, 2023 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	132,357	₹	135,158	₹	131,047	₹	52,744	₹	451,306	₹	—	₹	451,306
Sale of products		—		—		—		—		—		2,163		2,163

	₹	132,357	₹	135,158	₹	131,047	₹	52,744	₹	451,306	₹	2,163	₹	453,469

B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,460	₹	83,170	₹	49,930	₹	17,927	₹	152,487
Health		44,540		111		9,104		2,597		56,352
Consumer		51,858		2,334		21,581		8,520		84,293
Communications		6,551		661		6,076		6,785		20,073
Energy, Natural Resources and Utilities		299		20,526		21,104		11,311		53,240
Manufacturing		64		16,421		13,512		2,123		32,120
Technology		27,585		11,935		9,740		3,481		52,741

	₹	132,357	₹	135,158	₹	131,047	₹	52,744	₹	451,306	₹	2,163	₹	453,469

C. Revenue by nature of contract
Fixed price and volume based	₹	75,460	₹	69,781	₹	76,652	₹	31,712	₹	253,605	₹	—	₹	253,605
Time and materials		56,897		65,377		54,395		21,032		197,701		—		197,701
Products		—		—		—		—		—		2,163		2,163

	₹	132,357	₹	135,158	₹	131,047	₹	52,744	₹	451,306	₹	2,163	₹	453,469

21. Expenses by nature

	Three months ended September 30,				Six months ended September 30,
	2022		2023		2022		2023
Employee compensation	₹	137,261	₹	138,536	₹	263,395	₹	278,812
Sub-contracting and technical fees		29,131		26,547		58,585		52,932
Cost of hardware and software		1,328		1,501		3,471		2,307
Travel		3,037		4,049		6,107		8,224
Facility expenses (1)		3,300		3,815		6,599		7,267
Software license expense for internal use (1)		4,878		4,701		9,455		9,308
Depreciation, amortization and impairment (5)		7,969		8,970		15,707		16,350
Communication		1,496		1,360		3,039		2,609
Legal and professional fees (2)		3,378		2,507		7,271		4,758
Rates, taxes and insurance		1,202		1,641		2,699		3,103
Marketing and brand building		644		880		1,544		1,857
Lifetime expected credit loss/ (write-back)		(79)		139		(101)		439
(Gain)/loss on sale of property, plant and equipment, net(3)		(26)		(2,320)		(148)		(2,242)
Miscellaneous expenses (2) (3) (4)		432		(244)		758		90

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	193,951	₹	192,082	₹	378,381	₹	385,814

(1)	Software license expense for internal use has been reclassified from Facility expenses to a separate nature of expense for the three and six months ended September 30, 2022.
(2)	Staff recruitment expense has been reclassified from Miscellaneous expenses to Legal and professional fees for the three and six months ended September 30, 2022.
(3)

(Gain)/loss on sale of property, plant and equipment, net has been reclassified from Miscellaneous expenses and is presented separately for the three and six months ended September 30, 2023. Previous period figures have been reclassified accordingly. (Gain)/loss on sale of property, plant and equipment, net for the three and six months ended September 30, 2023, includes gain on sale of immovable properties of ₹ (2,368).

(4)	Miscellaneous expenses are net of reversals of contingent consideration (Refer to Note 17).
(5)	Depreciation, amortization and impairment includes an impairment charge on intangible assets amounting to ₹ 437 for the three and six months ended September 30, 2023 (Refer to Note 6).

22. Finance expenses

	Three months ended September 30,				Six months ended September 30,
	2022		2023		2022		2023
Interest expense	₹	2,270	₹	3,033	₹	4,315	₹	6,119

	₹	2,270	₹	3,033	₹	4,315	₹	6,119

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended September 30,				Six months ended September 30,
	2022		2023		2022		2023
Interest income	₹	3,751	₹	4,158	₹	7,330	₹	9,402
Dividend income		—		1		2		2
Net gain from investments classified as FVTPL		298		737		414		2,073
Net loss from investments classified as FVTOCI		(9)		(86)		(16)		(125)

Finance and other income	₹	4,040	₹	4,810	₹	7,730	₹	11,352

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	(569)	₹	(350)	₹	(2,320)	₹	531
Other foreign exchange gains/(losses), net		1,626		618		4,411		(325)

Foreign exchange gains/(losses), net	₹	1,057	₹	268	₹	2,091	₹	206

24.	Earnings per equity share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended September 30,				Six months ended September 30,
	2022		2023		2022		2023
Profit attributable to equity holders of the Company	₹	26,590	₹	26,463	₹	52,226	₹	55,164
Weighted average number of equity shares outstanding		5,476,167,685		5,232,867,366		5,473,962,200		5,357,394,940

Basic earnings per equity share	₹	4.86	₹	5.06	₹	9.55	₹	10.30

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended September 30,				Six months ended September 30,
	2022		2023		2022		2023
Profit attributable to equity holders of the Company	₹	26,590	₹	26,463	₹	52,226	₹	55,164
Weighted average number of equity shares outstanding		5,476,167,685		5,232,867,366		5,473,962,200		5,357,394,940
Effect of dilutive equivalent share options		8,617,369		12,773,832		12,119,740		12,683,623

Weighted average number of equity shares for diluted earnings per equity share		5,484,785,054		5,245,641,198		5,486,081,940		5,370,078,563

Diluted earnings per equity share	₹	4.85	₹	5.04	₹	9.52	₹	10.27

Earnings per share for each of the three months ended June 30, 2023 and September 30, 2023 will not add up to earnings per share for the six months ended September 30, 2023, on account of buyback of equity shares.

25. Employee compensation

	Three months ended September 30,				Six months ended September 30,
	2022		2023		2022		2023
Salaries and bonus	₹	131,301	₹	132,179	₹	251,442	₹	265,979
Employee benefits plans		4,838		4,794		9,386		9,726
Share-based compensation (1)		1,122		1,563		2,567		3,107

	₹	137,261	₹	138,536	₹	263,395	₹	278,812

(1)	Includes ₹ (7) and ₹ 8 for the six months ended September 30, 2022, and 2023 respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended September 30,				Six months ended September 30,
	2022		2023		2022		2023
Cost of revenues	₹	116,518	₹	114,844	₹	224,382	₹	232,577
Selling and marketing expenses		11,396		12,996		22,518		25,608
General and administrative expenses		9,347		10,696		16,495		20,627

	₹	137,261	₹	138,536	₹	263,395	₹	278,812

The Company has granted 56,015 and 3,273,900 options under RSU option plan during the three and six months ended September 30, 2023 (109,746 and 283,015 for the three and six months ended September 30, 2022); 292,127 and 8,353,252 options under ADS option plan during the three and six months ended September 30, 2023 (529,271 and 1,642,613 for the three and six months ended September 30, 2022).

The Company has also granted Nil and 1,892,498 Performance based stock options (RSU) during the three and six months ended September 30, 2023, respectively (Nil for the three and six months ended September 30, 2022); Nil and 5,648,833 Performance based stock options (ADS) during the three and six months ended September 30, 2023, respectively (Nil for three and six months ended September 30, 2022).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan). Performance based stock options will vest based on the performance parameters of the Company.

26. Commitments and contingencies

Capital commitments: As at March 31, 2023 and September 30, 2023 the Company had committed to spend approximately ₹ 7,675 and ₹ 8,400 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2023 and September 30, 2023, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 16,076 and ₹ 13,717 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments are completed for the years up to March 31, 2019. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 91,465 and ₹ 93,484 are not acknowledged as debt as at March 31, 2023 and September 30, 2023, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 15,240 and ₹ 17,720 as of March 31, 2023, and September 30, 2023, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

27. Segment information

Effective April 1, 2023, the Company has reorganized its segments by merging ISRE segment as part of its APMEA SMU within IT Services segment. Comparative period segment information has been restated to give effect to this change.

The Company is now organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30, 2022, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	65,350	₹	70,030	₹	62,684	₹	27,141	₹	225,205	₹	1,249	₹	—	₹	226,454
Segment Result		12,954		14,959		8,454		2,670		39,037		(103)		(1,341)		37,593
Unallocated										(5,090)		—		—		(5,090)

Segment result total									₹	33,947	₹	(103)	₹	(1,341)	₹	32,503
Finance expenses																(2,270)
Finance and other income																4,040
Share of net profit/(loss) of associates accounted for using the equity method																(72)

Profit before tax															₹	34,201
Income tax expense																(7,710)

Profit for the period															₹	26,491

Depreciation, amortization and impairment															₹	7,969

Information on reportable segments for the three months ended September 30, 2023, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	66,813	₹	66,914	₹	63,976	₹	26,255	₹	223,958	₹	1,469	₹	—	₹	225,427
Segment Result		15,287		14,023		7,547		2,985		39,842		(467)		(2,246)		37,129
Unallocated										(3,784)		—		—		(3,784)

Segment result total									₹	36,058	₹	(467)	₹	(2,246)	₹	33,345
Finance expenses																(3,033)
Finance and other income																4,810
Share of net profit/(loss) of associates accounted for using the equity method																(30)

Profit before tax															₹	35,092
Income tax expense																(8,419)

Profit for the period															₹	26,673

Depreciation, amortization and impairment															₹	8,970

Information on reportable segments for the six months ended September 30, 2022, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	127,052	₹	136,643	₹	122,960	₹	52,924	₹	439,579	₹	3,195	₹	—	₹	442,774
Segment Result		24,524		28,183		16,440		4,739		73,886		(158)		(1,401)		72,327
Unallocated										(7,934)		—		—		(7,934)

Segment Result Total									₹	65,952	₹	(158)	₹	(1,401)	₹	64,393
Finance expense																(4,315)
Finance and other income																7,730
Share of net profit/(loss) of associates accounted for using the equity method																(87)

Profit before tax															₹	67,721
Income tax expense																(15,641)

Profit for the period															₹	52,080

Depreciation, amortization and impairment															₹	15,707

Information on reportable segments for the six months ended September 30, 2023, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	132,420	₹	135,217	₹	131,110	₹	52,765	₹	451,512	₹	2,163	₹	—	₹	453,675
Segment Result		28,824		28,192		17,515		5,785		80,316		(628)		(4,086)		75,602
Unallocated										(7,741)		—		—		(7,741)

Segment Result Total									₹	72,575	₹	(628)	₹	(4,086)	₹	67,861
Finance expense																(6,119)
Finance and other income																11,352
Share of net profit/(loss) of associates accounted for using the equity method																(27)

Profit before tax															₹	73,067
Income tax expense																(17,534)

Profit for the period															₹	55,533

Depreciation, amortization and impairment															₹	16,350

Revenues from India, being Company’s country of domicile, is ₹ 6,162 and ₹ 6,039 for the three months ended September 30, 2022, and 2023, respectively and ₹ 12,669 and ₹ 12,046 for the six months ended September 30, 2022, and 2023, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended September 30,				Six months ended September 30,
	2022		2023		2022		2023
United States of America	₹	127,308	₹	128,301	₹	247,799	₹	254,798
United Kingdom		27,753		27,455		54,359	₹	57,218

	₹	155,061	₹	155,756	₹	302,158	₹	312,016

No customer individually accounted for more than 10% of the revenues during the three and six months ended September 30, 2022, and 2023.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of foreign exchange gains/(losses), net in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

d)

Restructuring cost of ₹ 1,360 and ₹ 2,249 for the three months ended September 30, 2022 and 2023, respectively and ₹ 1,360 and ₹ 4,136 for the six months ended September 30, 2022 and 2023 respectively, is included under Reconciling items.

e)

Effective April 1, 2023, amortization and impairment of intangibles assets arising from business combination and change in fair value of contingent consideration due to change in estimates is included under “Unallocated” within IT Services segment. Comparative period has been restated to give effect to these changes.

Segment results of IT Services segment for the three and six months ended September 30, 2023 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination. (Refer to Note 6)

Accordingly, ₹ 3,484 and ₹ (490) for the three months ended September 30, 2023, ₹ 5,294 and ₹ (506) for the six months ended September 30, 2023, towards amortization and impairment of intangible assets and change in fair value of contingent consideration, respectively, is included under “Unallocated” within IT Services segment (₹ 2,126 and ₹ (185) for the three months ended September 30, 2022 and ₹ 4,019 and ₹ (271) for the six months ended September 30, 2022).

f)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (26) and ₹ (2,320) for the three months ended September 30, 2022 and 2023, respectively and ₹ (148) and ₹ (2,242) for the six months ended September 30, 2022 and 2023 respectively.

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,122 and ₹ 1,563 for the three months ended September 30, 2022 and 2023, respectively and ₹ 2,567 and ₹ 3,107 for the six months ended September 30, 2022 and 2023 respectively.

28. List of subsidiaries and investments accounted for using equity method as at September 30, 2023 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Wipro Technology Product Services Private Limited (formerly known as Encore Theme Technologies Private Limited)			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel

	Wipro Bahrain Limited Co. W.L.L		Bahrain

	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of Oman
	Wipro IT Services S.R.L.		Romania

Wipro HR Services India Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			U.K.
	Wipro 4C NV		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (1)	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Ltda (formerly known as Capco Brasil Serviços E Consultoria Em Informática Ltda)	Brazil
		The Capital Markets Company BV (1)	Belgium
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
	Wipro IT Service Ukraine, LLC		Ukaine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand

Wipro Japan KK			Japan
	Designit Tokyo Co., Ltd.		Japan

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Overseas IT Services Private Limited			India

Wipro Philippines, Inc.			Philippines

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro VLSI Design Services India Private Limited			India

Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Cardinal US Holdings, Inc.(1)	USA
		Convergence Acceleration Solutions, LLC	USA
		Designit North America, Inc.	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		LeanSwift Solutions, Inc.(1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro VLSI Design Services, LLC	USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2) All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

(1) Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, LeanSwift Solutions, Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Wipro Weare4C UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	ATOM Solutions LLC		USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy

LeanSwift Solutions, Inc.			USA
	LeanSwift AB		Sweden

Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (3)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Middle East DMCC	United Arab Emirates
		Rizing Pte Ltd. (3)	Singapore

The Capital Markets Company BV			Belgium

	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
		Capco (UK) 1, Limited	U.K.
	The Capital Markets Company BV		Netherlands
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia

Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Ampion Pty Ltd		Australia
		Wipro Iris Holdco Pty Ltd (3)	Australia
	Wipro Revolution IT Pty Ltd		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia

Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA

Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil

Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (3)	Germany
		Wipro IT Services Austria GmbH	Austria

Wipro Weare4C UK Limited			U.K.
	CloudSocius DMCC		United Arab Emirates

(3) Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH and Wipro Iris Holdco Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Attune Australia Pty Ltd		Australia
	Rizing Consulting USA, Inc.		USA
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Rizing Management LLC		USA
	Attune UK Ltd.		U.K.

Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
	Synchrony Global SDN BHD		Malaysia

Wipro Business Solutions GmbH			Germany
		Wipro Technology Solutions S.R.L	Romania

Wipro Iris Holdco Pty Ltd			Australia
		Wipro Iris Bidco Pty Ltd	Australia

As at September 30, 2023, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts and firms are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

29. Buyback of equity shares

During the six months ended September 30, 2023, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815
Bengaluru
October 18, 2023